SPARTECH CORPORATION
120 S. Central, Suite 1700
Clayton, Missouri 63105-1705
(314) 721-4242
(314) 721-1543 FAX
April 16, 2010
BY EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-4631
Attn: Mr. John Hartz

Re:	Spartech Corporation
Form 10-K for the year ended October 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
Form 10-Q for the quarterly period ended January 30, 2010
File No. 1-5911

Response to Comment Letter dated April 5, 2010
Ladies and Gentlemen:
     This letter is written in response to the letter dated April 5, 2010 from Mr. John Hartz, commenting on the Form 10-K of Spartech Corporation (the “Company”) for the fiscal year ended October 31, 2009, the Company’s Definitive Proxy Statement on Schedule 14A filed January 19, 2010, and on the Form 10-Q of Spartech Corporation for the quarter ended January 30, 2010. The Company’s responses follow, set forth under the corresponding comment headings from Mr. Hartz’s letter.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Long-Term Compensation Elements, page 14
Performance Shares, page 15
1.	We note that in response to comment 20 in our letter dated February 25, 2010, and reissue this comment. We note that you award performance shares based on company performance over a three-year period. We also note from exhibit 10.13 to your Form 10-K that you recently completed a similar three-year performance share plan based on company performance from 2007 to 2009. With a view toward disclosure in future filings, please identify the performance criteria included your recently completed three-year performance period, discuss how actual performance over this period compared to the criteria in the performance share plan, and explain how actual performance translated into the share payouts ultimately made under the plan.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
April 16, 2010

     In future filings, the Company proposes to include the following disclosure (adjusted for underlying facts and criteria):
     Based on the Company’s “Total Shareholder Return” over the 2007, 2008 and 2009 fiscal years, the Company’s Total Shareholder Return did not exceed 30% of the companies in the “Peer Group.” Accordingly, the Company’s performance share awards issued in fiscal 2007 paid out at zero. The chart below provides the potential number of performance shares at the threshold, target and maximum levels and the actual number of performance shares issued based upon the Company’s Total Shareholder Return relative to the “Peer Group” over the 2007, 2008 and 2009 fiscal years:

				Actual
	Number of Performance Shares*			Performance
Executive	Threshold (#)	Target (#)	Maximum(#)	Shares (#)
Myles S. Odaniell**	N/A	N/A	N/A	N/A
Randy C. Martin	1,900	3,800	7,600	—
Steven J. Ploeger	1,800	3,600	7,200	—
Michael L. Marcum	800	1,600	3,200	—
Janet E. Mann**	N/A	N/A	N/A	N/A

*	Total Shareholder Return must have exceeded the following percentages of companies in the Peer Group to achieve specified levels: 30% for threshold, 50% for target and 100% for maximum, respectively.

**	Mr. Odaniell and Ms. Mann were not employed by the Company in fiscal 2007 and, accordingly, did not receive any performance share awards in fiscal 2007.
     “Total Shareholder Return” for a company (whether the Company or a Peer Group company) was determined by taking (a) the sum of (i) cash dividends paid by the company over the performance period, plus (ii) the company’s average stock price over each trading day in the Company’s 2009 fiscal year, minus (iii) the company’s average stock price over each trading day in the Company’s 2006 fiscal year, and dividing that amount by (b) the company’s average stock price over each trading day in the Company’s 2006 fiscal year.
     “Peer Group” means the 20 companies, as determined by the Compensation Committee and set forth in the performance criteria for the 2007-2009 performance period, and the Company.
     In future filings, in the event the Total Shareholder Return exceeds the threshold level for the performance period, the Company intends to disclose the percentile ranking of the Company as compared to the Peer Group.
Form 10-Q for the quarterly period ended January 30, 2010
Item 4. Controls and Procedures, page 15
Changes in Internal Control Over Financial Reporting, page 15
2.	We note your disclosure that “[t]here were no changes to internal control over financial reporting during the three months ended January 30, 2010, that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.” In future filings, please state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period that have

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
April 16, 2010

materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
     In future filings, if there are changes that occur during the current reporting period that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting, the Company will disclose that fact, a description of the changes in internal control over financial reporting and the Company’s assessment of the impact over financial reporting the changes in internal control had during the current reporting period.
     Please contact the undersigned at (314) 889-8329 or Rosemary Klein, Senior Vice President, General Counsel and Corporate Secretary via telephone at (314) 889-8314, with any questions or additional comments.
Very truly yours,
SPARTECH CORPORATION
/s/ Randy C. Martin
Randy C. Martin
Executive Vice President and
Chief Financial Officer